Exhibit 99.2

Email from Grant Bogle to Epizyme, Inc. Employees

Subject: Epizyme News | Ipsen to acquire Epizyme, expanding its portfolio in oncology

Dear Epizymers,

This morning, Ipsen and Epizyme jointly announced our decision to enter into a definitive merger agreement under which Ipsen will acquire Epizyme. Through this transaction, we will be acquired by Ipsen and they will be able to expand their oncology footprint and capabilities by integrating our epigenetic expertise and U.S. hematology commercial presence as a result of the acquisition of TAZVERIK, EZM0414, and our preclinical R&D compounds.

You can read the full press release below or click here [insert link] to view online. In addition, Ipsen leadership will be hosting a public conference call and webcast at 8:00 a.m. ET this morning. If you are interested in listening, you can find registration details here [insert link] and in the press release.

As I shared in the press release, I am incredibly proud of what our team has accomplished together. Your commitment to patients, customers, and dedication to advancing epigenetic research in oncology is what made today’s announcement possible. In our discussions with Ipsen it became clear we found a partner with a deep commitment to oncology who shares our values and vision. The leadership team, along with our Board, agreed that this merger is in the best interest of our employees, shareholders, and the patients we seek to serve.

Given the significance of this news, we know you will have questions. Please know that due to the nature of this transaction and related legal and regulatory requirements, we may not be able to provide answers to all questions today, but we remain committed to open, transparent dialogue whenever possible. As such, we will hold an All Epizyme Town Hall this morning at 11 a.m. ET.

On Wednesday, we will hold a second town hall at 11am, here at 50 Hampshire in Cambridge, with Ipsen leadership for Epizymers to learn more about their organization and their vision for the future of this new, combined company. We encourage everyone in the greater Boston area to attend as Ipsen leadership will be present and we will be holding a luncheon afterwards. For those in the field, we will have a Webex link available for you to dial-in. You will see meeting invites for both Town Halls on your calendar shortly. We ask that you make every effort to attend as these meetings will not be recorded.

I look forward to being with you all at 11 a.m.

Grant

Important Information

The tender offer for the outstanding shares of the common stock, par value $0.0001 per share (“Common Stock”) of Epizyme, Inc. (the “Company”), has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Common Stock. The solicitation and offer to buy shares of Common Stock will only be made pursuant to the tender offer materials that Ipsen intends to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Ipsen will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S STOCKHOLDERS ARE

ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting the Company’s Investor Relations either by telephone at (617) 500-0615 or e-mail at egraves@epizyme.com or on the Company’s website at www.epizyme.com.

Forward-Looking Statements

This filing includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to, among other things: (i) uncertainties as to the timing of the tender offer; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; (v) the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; (vi) the possibility of business disruptions due to transaction-related uncertainty; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (viii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (ix) other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which is filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected or anticipated in these forward-looking statements.

Any forward-looking statement made by the Company in this filing speaks only as of the date hereof. Factors or events that could cause actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.